03014457

[redacted] STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

VF 3/7/03

**A-1 3/5/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interactive Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Prosperous Place, Suite 17
(No. and Street)

Lexington (City) KY (State) 40509 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence York (859) 263-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000 (Address) Cincinati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

A 3/19/2003

[redacted]

OATH OR AFFIRMATION

I, Lawrence York, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Interactive Planning Corp. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Income
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(xx) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
(xx) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(xx) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditors' Supplementary Report on Internal Control

INTERACTIVE PLANNING CORP.
Statement of Financial Condition
December 31, 2002

BKD LLP

312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, OH 45201-5367
513 621-8300 Fax 513 621-8345
bkd.com

Independent Accountants' Report

The Board of Directors
Interactive Planning Corp.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of Interactive Planning Corp. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Interactive Planning Corp. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
January 31, 2003

INTERACTIVE PLANNING CORP.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 10,892
Commissions receivable	6,706
Advances to related party	44,317
Investments, at market value	111,100
Prepaid expenses and other assets	5,495
	$ 178,510

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 31,688
Deferred income taxes	400
Subordinated note payable	50,000
Total liabilities	82,088
Stockholders' equity:	
Common stock, no par value, 5,000 shares authorized, 2003 shares issued and outstanding	1,000
Additional paid-in capital	99,000
Deficit	(3,578)
Total stockholders' equity	96,422
	$ 178,510

See Notes to Financial Statement.

INTERACTIVE PLANNING CORP.

Notes to Statement of Financial Condition

December 31, 2002

1. **Summary of significant accounting policies**

Nature of business - Interactive Planning Corp. (Company) is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in nineteen states, primarily in the midwest and southwest. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The following is a summary of the Company's significant accounting policies.

Concentrations of credit risk - Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Security transactions – The Company executes and clears its trades under a fully disclosed reintroduction agreement with another broker and dealer of securities who is a wholly owned subsidiary of a minority shareholder of the Company. (See note 2). Commissions from security transactions are recorded on a trade date basis. Commissions receivable are expected to be collected within 30 days of the trade. Based upon the nature of these receivables and historical collection information, an allowance for doubtful accounts is not required.

Investments – Investments are valued at market value. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

2. Related party transactions

Ancora Securities, Inc. (formerly BD Holdings, Inc.) (Ancora) is a minority shareholder of the Company. During 2002, Ancora provided all correspondent services in executing and clearing the Company's trades under a reintroduction agreement.

The Company holds a $50,000 convertible subordinated note payable to Ancora. Under the terms of the agreement, interest accrues at 9% per annum and is payable monthly. The principal is due on January 31, 2011. Ancora may convert the debt to common stock of the Company, at any time prior to maturity, into such number of shares that would constitute a 33% interest in the Company. This subordinated debt has been approved by the NASD to be available in computing net capital under the SEC's uniform net capital rule. To the extent this debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Capital Advisors Group provides primarily all the facilities, equipment and administrative support services for the Company. One of the majority stockholders of the Company is also the majority stockholder of Capital Advisors Group.

Advances to related party represent noninterest bearing loans to the majority shareholder and president.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $76,980, which was $26,980 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1.

4. Commitments and contingencies

The Company may be involved in lawsuits or claims incidental to its securities business. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. In the opinion of management, any losses arising out of these issues, if any, will not be material to the Company's financial position.